[JONES DAY LETTERHEAD]

May 25, 2011

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:       Macy's, Inc.
Form 10-K for the Fiscal Year Ended January 29, 2011
Filed March 30, 2011 (the “2010 Form 10-K”)
Definitive Proxy Statement on Schedule 14A
Filed March 30, 2011 (the “2011 Proxy Statement”)
File No. 001-13536

Dear Mr. Owings:

On behalf of Macy's, Inc. (“Macy's” or the “Company”), we are writing to respond to your letter dated May 23, 2011 containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filings.  The text of the Staff's comments and Macy's responses thereto are set forth below.

Form 10-K for the Fiscal Year Ended January 29, 2011

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

1.   We note your statement in the first paragraph on page 17 that, among other things, you are impacted by “the costs of basic necessities and other goods and the effects of weather or natural disasters and other factors over which the Company has little or no control” and your statement in the third paragraph on page 17 that “[a]ll economic conditions, however, ultimately affect the Company's overall operations. Based on its assessment of current and anticipated market conditions and its recent performance, the Company is assuming that its comparable store sales in 2011 will increase approximately 3% from 2010 levels.” We further note Ms. Hoguet's statement in your February 22, 2011 Earnings Call that “[a]s we talk about our assumptions for 2011, the subject of commodity price increases is a key one.” To the extent material please clarify how commodity price increases have and will impact your future operating performance. Please also provide us with your proposed disclosure. Please see Instruction 8 to Item 303(a) of Regulation S-K.

Response:  In preparing the disclosures contained in the 2010 Form 10-K, the Company considered the potential effects of price increases on its results of operations.

With regard to the potential effects of price increases on it sales, the Company disclosed in the first paragraph on page 17 of the 2010 Form 10-K that the Company's operations are impacted by general consumer spending levels, which in turn are impacted by myriad other factors, including the cost of basic necessities and other goods.  In the second paragraph on page 17 of the 2010 Form 10-K, the Company disclosed that in 2008 and 2009 consumer spending levels were adversely affected by a number of economic factors, including increases in the costs of basic necessities.  The Company further disclosed that these factors adversely affected, and to varying degrees continue to adversely affect, the amounts of funds that consumers are willing and able to spend for discretionary purchases, including purchases of some of the merchandise offered by the Company.  In the third paragraph on page 17 of the 2010 Form 10-K, the Company disclosed that based on its assessment of current and anticipated market conditions and its recent performance, the Company was assuming at the time of the filing of the 2010 Form 10-K that its comparable store sales in 2011 would increase approximately 3% from 2010 levels.  The Company believes that it is clear in the overall context of these disclosures, and the Staff is hereby supplementally advised, that the Company took into account the potential effects of price increases in making its assumption with respect to 2011 comparable store sales.

With regard to the potential effects of price increases on its cost of sales and gross margin, the Company disclosed on page 9 of the 2010 Form 10-K a risk factor that included the following statements:  "[T]he Company's procurement of all of its goods and services is subject to the effects of price increases which the Company may or may not be able to pass through to its customers . . .  and [which] could adversely impact the Company's performance."  In light of uncertainties as to both the timing and magnitude of potential price increases by third parties with whom the Company does business, attributes of the Company and its operations that may insulate the Company to some extent from adverse consequences of such price increases, and the efficacy of various actions that the Company may take to resist and mitigate the effects of attempted or actual price increases by such third parties, the Company believes that potential effects of potential price increases on its cost of sales and gross margin are appropriately disclosed as a risk factor.

The comments of Ms. Hoguet in the February 22, 2011 Earnings Call are entirely consistent with the disclosures contained in the 2010 Form 10-K.  In remarks that immediately preceded her comments to the effect that the Company was then assuming a 3% increase in comparable store sales and a "flattish" gross margin rate for 2011, Ms. Hoguet noted that while commodity prices is a key subject and challenge that the Company is taking very seriously, it is also an issue that needs to be kept in perspective.  Ms. Hoguet then proceeded to discuss factors that tend to mitigate the impact of price increases on the Company's results of operations, as well as various actions that the Company is taking to manage the issue.

In light of the foregoing, the Company believes that the disclosures contained in Management's Discussion and Analysis of Financial Condition and Results of Operations in the 2010 Form 10-K in relation to the potential effects of price increases on its results of operations comply fully with the requirements of Item 303 of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Stock Ownership, page 5

2.   Please provide the beneficial ownership information for each of your 5 percent or more shareholders as of a more recent practicable date. Please see Item 403(a) of Regulation S-K.

Response:  The Staff is supplementally advised that the beneficial ownership information for each 5 percent or more shareholder was based on the most recent information available to the Company as of March 25, 2011 (i.e., the third business day preceding the filing of the 2011 Proxy Statement in definitive form).

At page 6 of the 2011 Proxy Statement, the Company disclosed beneficial ownership information relating to its directors and executive officers as of March 25, 2011.  At page 5 of the 2011 Proxy Statement, the Company disclosed beneficial ownership information relating to persons known to the Company to be beneficial owners of more than 5% of the Company’s common stock, which it characterized as being as of December 31, 2010.  This characterization reflects the fact that, while the Company was relying on the information set forth in the most recent statements filed by such persons pursuant to Section 13(g) of the Exchange Act prior to March 25, 2011, the information set forth in such statements reflected beneficial ownership as of December 31, 2010.  Although the Company's disclosures in the 2011 Proxy Statement comply fully with the requirements of Item 403(a) of Regulation S-K, the Company will consider modifying its disclosures in future filings to avoid any confusion regarding this matter.

Item 1. Election of Directors, page 8

Nominees for Election as Directors, page 8

3.         To the extent Ms. Levinson was employed from February 2008 to the present day, please provide her principal occupation and employment for this time frame. Similarly, to the extent Mr. Weatherup was employed during the past five years, please specify his principal occupation and employment during the past five years, or clarify your current disclosure by adding dates or the duration of employment. Please see Item 401(e)(1) of Regulation S-K.

Response:  The Staff is supplementally advised that Ms. Levinson has not been employed since February 2008, when she ceased being the Non-Executive Chairman of ClubMom, Inc.  As disclosed in the 2011 Proxy Statement, Ms. Levinson served as the Non-Executive Chairman of ClubMom, Inc. from October 2002 until February 2008.  The Staff is also supplementally advised that Mr. Weatherup has not been employed during the past five years or since he ceased being Chairman and Chief Executive Officer of The Pepsi Bottling Group, Inc.  As disclosed in the 2011 Proxy Statement, Mr. Weatherup served as Chairman and Chief Executive Officer of The Pepsi Bottling Group, Inc. from March 1999 to January 2003.  Although the Company's disclosures in the 2011 Proxy Statement comply fully with the requirements of Item 401(e) of Regulation S-K, the Company will consider modifying its disclosures in future filings to avoid any confusion regarding this matter.

Compensation Discussion and Analysis, page 32

The Process for Setting Executive Compensation, page 38

The use of market comparison data, page 40

4.         We note your disclosure on page 40 that “[a]s of December 2010, Macy's revenue, total assets and number of employees were between the median and 75th percentile of the peer group companies and net income and market capitalization were between the 25th percentile and median” and that your NEO's base salary and target annual compensation levels were somewhat above the 75th percentile of the peer group practice while their target total direct compensation was between the median and 75th percentile of the peer group practice. We further note your disclosure in the last sentence on page 40 that the competitive positioning of your NEO's base salary, target annual compensation and target total direct compensation levels “is consistent with [your] stated compensation strategy (i.e., median to 75th percentile of market practice), which is aligned with Macy's size relative to the peer companies.” Please explain what consideration was given to net income and market capitalization in determining your size relative to peer companies.

Response:  At page 40 of the 2011 Proxy Statement, the Company disclosed the composition of a peer group of 10 publicly traded retail companies and the compensation-related purposes for which reference is made to the compensation practices of such peer group.  As noted in the Staff's comment, the Company also disclosed quantitative relationships resulting from a comparison of the Company's revenue, total assets, number of employees, net income and market capitalization to those of the peer group.  The Staff is supplementally advised that though each of the foregoing metrics was considered in assessing the Company's size relative to the peer group, revenue (which the Company believes best reflects scale of operations and complexity) is the predominant determinant of size, while the other metrics serve primarily to provide a basis to assess the reasonableness of the size determination.

In light of the totality of the disclosures set forth on page 40 of the 2011 Proxy Statement, including the specific identity of the peer group companies, the quantitative relationships between the various Company and peer group metrics discussed above, the components of the competitive analysis undertaken in 2009 and the determinations made on the basis of that analysis, together with the inherent elements of subjectiveness in making determinations of consistency of competitive positioning with stated compensation strategy and alignment with the Company's size relative to peer companies, the Company does not believe that the supplemental information set forth above regarding the determinants of the Company's size relative to the peer group is material to investors.

Macy's hereby acknowledges that:

•                     Macy's is responsible for the adequacy and accuracy of the disclosure in its filings;

•                     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•                     Macy's may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

The Company believes that it has responded appropriately to the Staff's comments, and would like to be advised as promptly as possible that the comment process has been completed.  The Staff's cooperation in this regard would be greatly appreciated.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969‑3704, or by facsimile at (214) 969‑5100.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

cc:        Angie Kim, United States Securities and Exchange Commission
Karen M. Hoguet, Macy's, Inc.
Dennis J. Broderick, Macy's, Inc.
Linda J. Balicki, Macy's, Inc.
Joel A. Belsky, Macy's, Inc.
Scott Flynn, KPMG LLP